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                                  Exhibit 20.1

                              Press Release issued
                                on March 31, 1998
                          with respect to the Agreement

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                      IBSF
              IBS FINANCIAL CORP.
                 P.O. BOX 5477
CHERRY HILL -- New Jersey 08034 -- (609) 424-8600


                                                                News Release

                                             Contact: Joseph M. Ochman, Sr.
                                                      Chairman/President/CEO
                                                      (609) 424-1000

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                             FOR IMMEDIATE RELEASE
                             ---------------------


        IBS FINANCIAL CORP. ANNOUNCES PROPOSED MERGER WITH HUBCO, INC.
        --------------------------------------------------------------
                   WITH A TRANSACTION VALUE OF $227 MILLION
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    Cherry Hill, New Jersey, March 31, 1998 -- IBS Financial Corp.
(NASDAQ;IBSF), the holding company for Inter-Boro Savings and Loan Association, announced today that it has agreed to merge with HUBCO, Inc. of Mahwah, New Jersey, on a stock for stock exchange basis. The Agreement and Plan of Merger provides that each share of IBSF common stock shall be exchanged for 0.534 shares of HUBCO common stock, subject to adjustment under limited circumstances noted below. Based on HUBCO's March 30, 1998 closing price of $38.81 for its common stock, 0.534 shares equates to a per share price of $20.73 and an aggregate price of $227 million for the issued and outstanding shares. Based on IBSF's December 31, 1997 shareholders' equity and its last twelve months reported earnings, the transaction value is approximately 1.76 times book value and 38 times reported earnings.

    Joseph M. Ochman, Sr., Chairman, President and Chief Executive Officer of IBS stated "The Board of Directors of IBS is very pleased and gratified at the opportunity to affiliate with HUBCO, Inc., a dynamic and growing New Jersey-based bank holding company. We believe this transaction is in the best interests of our shareholders, our customers and the communities of South Jersey that we serve." Mr. Ochman went on to state that "(t)he merger will permit the customers of Inter-Boro Savings to access many new products and services which are currently offered by HUBCO and Hudson United Bank, its New Jersey-based subsidiary bank."

                                   M O R E

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Page 2

   Kenneth T. Nielson, HUBCO's Chairman, President and Chief Executive Officer commented, "We are very pleased to have IBSF choose to join the HUBCO organization. This institution significantly strengthens our market share and penetration in South Jersey, a market that we consider very attractive."

   In accordance with the definitive agreement, the merger is conditioned upon, among other things, receipt of necessary regulatory approvals, receipt of approval by IBSF shareholders, the transaction qualifying as a tax free merger and the ability to account for the merger as a pooling of interests. In addition, IBSF has certain rights to terminate the agreement if HUBCO's share price should decrease more than 15% from the day after the announcement and a pre-closing determination date and also decrease more than 10% of a specified index, unless HUBCO agrees to increase the exchange ratio in such circumstances. The parties anticipate that the merger will be consummated in the third quarter of 1998. In connection with the merger, IBSF has issued an option to HUBCO that, under certain defined circumstances, would enable HUBCO to purchase up to 2,700,000 shares of IBSF common stock.

   Concurrent with the announcement of this transaction, HUBCO announced that it had entered into a definitive agreement to acquire Dime Financial Corporations (NASDAQ:DIBK), the holding company for Dime Savings Bank of Willingford, Connecticut, a $961 Million asset institution that operates eleven offices in New Haven County, Connecticut. Under the terms of the Dime agreement, Dime common shareholders will receive HUBCO common stock with an indicated value of $38.25 per share which equates to a total transaction value of approximately $201 million.

   HUBCO, Inc. is the holding company of Hudson United Bank in New Jersey and Lafayette American Bank in Connecticut. During the second quarter of 1998, HUBCO expects to add a New York subsidiary under the name "Bank of the Hudson" through its pending acquisitions of Poughkeepsie Financial Corp. and MSB Bancorp, Inc. and their subsidiary banks.

   IBS Financial Corp. is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, Inter-Boro Savings and Loan Association. The Association is a New Jersey chartered, SAIF-insured savings institution operating through nine full-service offices located in Camden, Burlington, and Gloucester Counties, New Jersey. The Company's headquarters is located at 1909 East Route 70, Cherry Hill, New Jersey 08003.

   The Company's common stock is traded on the Nasdaq National Market under the symbol "IBSF."

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